Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Q2 2019 Financial Results
- $25.4M Revenues with $0.38 EPS  -

KFAR SAVA, Israel, July 25, 2019 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today reported its financial results for the second quarter and first half ended June 30, 2019.

Financial Results

Second Quarter: Silicom’s revenues for the second quarter of 2019 totalled $25.4 million compared with $27.6 million for the second quarter of 2018.

On a GAAP basis, net income for the quarter totalled $2.3 million, or $0.30 per share (basic and diluted), compared with $2.4 million, or $0.32 per share (basic and diluted), for the second quarter of 2018.

On a non-GAAP basis (as described and reconciled below), net income for the quarter totalled $2.9 million, or $0.38 per share (basic and diluted), compared with $3.4 million, or $0.44 per diluted share ($0.45 per basic share), for the second quarter of 2018.

First Six Months: Silicom’s revenues for the first half of 2019 totalled $55.6 million compared with $57.1 million for the first half of 2018.

On a GAAP basis, net income for the period totalled $5.9 million, or $0.77 per diluted share ($0.78 per basic share), compared with $1.0 million, or $0.13 per share (basic and diluted), for the first half of 2018.

On a non-GAAP basis (as described and reconciled below), net income for the period totalled $6.9 million, or $0.91 per share (basic and diluted), compared with $7.7 million, or $1.00 per diluted share ($1.02 per basic share), for the first half of 2018.

Guidance for the Third Quarter

Management projects that revenues for the third quarter of 2019 will total $24 to $25 million.

Comments of Management

Shaike Orbach, Silicom’s President and CEO, commented, “We are pleased to report another solid quarter with revenues in line with our guidance, continued profitability and cash generation. While our short term visibility remains low due to the unclear ramp-up timing and patterns of a few of our major SD-WAN and NFV design wins, we are encouraged by the significant growth in the quantity of our SD-WAN systems that are being deployed through our customers in the market. Unfortunately, this growth is not yet reflected in our top-line revenues due to the excess inventory accumulated by one of our major SD-WAN customers, resulting in a delay of planned orders. We believe that once this excess inventory is depleted and the ramp-up rate of a few of our existing Design Wins progresses, our overall revenues will return to growth in 2020, even before winning new business.

“In parallel, we remain strongly confident about the potential of our FPGA and SD-WAN product lines as long-term revenue drivers that will add fuel to our growth. Momentum for these offerings has already started to build: we announced several FPGA wins that will begin to translate into revenues next year, and we are working to transform a significant portion of our FPGA and SD-WAN pipeline into new wins. At the same time, we continue to invest in expanding our technological lead in the space. The availability of our unique Packet Mover and other FPGA capabilities has already begun attracting interest from clients beyond our traditional Cloud/Data Center/Networking target markets, as demonstrated by a technology giant’s selection of Silicom to design a customized 400G FPGA networking card. Any wins in these additional target markets will add to the significant potential of our wins in the Cloud/Data Center/Networking markets, which remain the focus of our investment and activities.  In parallel, the launch of our powerful new Intel Xeon-D (D2100)-based Edge Computing Platform for streamlining the deployment of white box services opens up opportunities in the high-potential Edge Computing market.”

Mr. Orbach continued, “As a long-term player, we continue to invest in developing our client relationships, technology and products. With a strong balance sheet, growing markets, a superior product portfolio and excellent customer relationships, we are well positioned and confident in our prospects.”

Conference Call Details
Silicom’s Management will host an interactive conference today, July 25th, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss the results.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141
UK: 0 800-917-5108
 ISRAEL: 03 918 0609
 INTERNATIONAL:  +972 3 918 0609
 At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

***

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, amortization of acquired intangible assets, taxes on amortization of acquired intangible assets, as well as discontinued project-related write-offs. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 150 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft / Gavriel Frohwein GK Investor Relations Tel: +1 646 668 3559 E-mail: silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets
(US$ thousands)

	June 30,	December 31,
	2019	2018

Assets

Current assets
Cash and cash equivalents	$14,467	$26,808
Short-term bank deposits	13,507	-
Marketable securities	5,916	1,600
Accounts receivables: Trade, net	22,046	23,817
Accounts receivables: Other	7,451	9,487
Inventories	34,245	42,369
Total current assets	97,632	104,081

Marketable securities	53,513	45,612
Assets held for employees’ severance benefits	1,628	1,517
Deferred tax assets	1,719	894
Property, plant and equipment, net	3,611	3,670
Intangible assets, net	1,334	966
Right of Use	3,615	-
Goodwill	25,561	25,561
Total assets	$188,613	$182,301

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$11,384	$15,407
Other accounts payable and accrued expenses	6,631	6,133
Lease Liabilities	1,399	-

Total current liabilities	19,414	21,540

Lease Liabilities	2,140	-
Liability for employees’ severance benefits	2,868	2,612

Total liabilities	24,422	24,152

Shareholders' equity
Ordinary shares and additional paid-in capital	55,920	54,643
Treasury shares	(1,191)	(38)
Retained earnings	109,462	103,544
Total shareholders' equity	164,191	158,149

Total liabilities and shareholders' equity	$188,613	$182,301

Silicom Ltd. Consolidated Statements of Operations
(US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2019	2018	2019	2018
Sales	$25,402	$27,603	$55,629	$57,125
Cost of sales	16,728	18,714	36,775	43,686
Gross profit	8,674	8,889	18,854	13,439

Research and development expenses	3,659	3,647	7,479	7,078
Selling and marketing expenses	1,692	1,596	3,321	3,132
General and administrative expenses	1,054	1,068	2,077	1,975
Total operating expenses	6,405	6,311	12,877	12,185

Operating income (loss)	2,269	2,578	5,977	1,254

Financial income, net	430	200	725	484
Income (Loss) before income taxes	2,699	2,778	6,702	1,738
Income taxes	421	342	784	741
Net income (loss)	$2,278	$2,436	$5,918	$997

Basic income (loss) per ordinary share (US$)	$0.30	$0.32	$0.78	$0.13

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,587	7,550	7,587	7,550

Diluted income (loss) per ordinary share (US$)	$0.30	$0.32	$0.77	$0.13

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,635	7,629	7,644	7,671

Silicom Ltd. Reconciliation of Non-GAAP Financial Results
(US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2019	2018	2019	2018

GAAP gross profit	$8,674	$8,889	$18,854	$13,439
(1) Share-based compensation (*)	106	87	222	146
(2) Discontinued project-related write-offs	-	-	-	4,985
Non-GAAP gross profit	$8,780	$8,976	$19,076	$18,570

GAAP operating income (loss)	$2,269	$2,578	$5,977	$1,254
Gross profit adjustments	106	87	222	5,131
(1) Share-based compensation (*)	457	522	995	923
(2) Discontinued project-related write-offs	-	-	-	13
(3) Amortization of acquired intangible assets	-	314	-	617
Non-GAAP operating income	$2,832	$3,501	$7,194	$7,938

GAAP net income (loss)	$2,278	$2,436	$5,918	$997
Operating income adjustments	563	923	1,217	6,684
(4) Taxes on amortization of acquired intangible assets	67	8	(211)	16
Non-GAAP net income	$2,908	$3,367	$6,924	$7,697

GAAP net income (loss)	$2,278	$2,436	$5,918	$997
Adjustments for Non-GAAP cost of sales	106	87	222	5,131
Adjustments for Non-GAAP Research and development expenses	217	420	463	770
Adjustments for Non-GAAP Selling and marketing expenses	117	252	256	480
Adjustments for Non-GAAP General and administrative expenses	123	164	276	303
Adjustments for Non-GAAP Income taxes	67	8	(211)	16
Non-GAAP net income	$2,908	$3,367	$6,924	$7,697

GAAP basic income (loss) per ordinary share (US$)	$0.30	$0.32	$0.78	$0.13
(1) Share-based compensation (*)	0.07	0.08	0.16	0.14
(2) Discontinued project-related write-offs	-	-	-	0.66
(3-4) Acquisition-related adjustments	0.01	0.05	(0.03)	0.09
Non-GAAP basic income per ordinary share (US$)	$0.38	$0.45	$0.91	$1.02

GAAP diluted income (loss) per ordinary share (US$)	$0.30	$0.32	$0.78	$0.13
(1) Share-based compensation (*)	0.07	0.08	0.16	0.14
(2) Discontinued project-related write-offs	-	-	-	0.65
(3-4) Acquisition-related adjustments	0.01	0.04	(0.03)	0.08
Non-GAAP diluted income per ordinary share (US$)	$0.38	$0.44	$0.91	$1.00

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))